FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


For the month of February, 2003


                              CEDARA SOFTWARE CORP.
                               (Registrant's name)

                                6509 Airport Road
                      Mississauga, Ontario, Canada L4V 1S7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

               Form 20-F           X              Form 40-F
                                 -----                              -----

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes                                 No                 X
                                 ------                             -----

Documents Included as Part of this Report

No.        Document

1. Management Discussion and Analysis of Financial Results and Financial Statements for the six months ended December 31, 2002.

                                                                     Exhibit 1

                             [GRAPHIC LOGO OMITTED]
                                     CEDARA
                              Software with Vision












                       Management Discussion and Analysis



                                        &



                              Financial Statements














                         Second Quarter Fiscal Year 2003
                                 www.cedara.com

Management Discussion and Analysis

The following information should be read in conjunction with the Company's unaudited Consolidated Interim Financial Statements and the notes thereto for the six months ended December 31, 2002 and the Management Discussion and Analysis and audited Consolidated Financial Statements for the year ended June 30, 2002. All financial information is presented in Canadian dollars unless otherwise noted.

Overview of the Company

Cedara Software Corp. is an independent software company that provides visualization technology currently to major healthcare Original Equipment Manufacturers ("OEMs") and Value Added Resellers ("VARs"). The sophisticated imaging capabilities of Cedara's software products are focused on improving the quality of patient care through more accurate and productive diagnosis and treatment.

Cedara develops and markets software for the three phases of clinical workflow: diagnostic imaging, image management, and image guided therapy. Cedara's software is embedded in healthcare medical devices offered by world leaders in the healthcare industry.

Cedara generates revenue in three ways: by developing and licensing its software products to major healthcare OEMs and VARs; through funded development of custom software products for healthcare equipment manufacturers; and through service and support provided to its customers.

At a time when healthcare providers are actively seeking more integrated solutions, Cedara believes that it has many solutions to offer including the most complete portfolio of capabilities and products of any independent developer of medical visualization software.

SECOND QUARTER Fiscal 2003 Business Highlights

Significant events and actions taken in the second quarter of fiscal 2003 include:

o On November 26, 2002 the Company announced that it had successfully obtained funding from the Canadian International Development Agency ("CIDA") to fund eighty percent of the cost of developing a business plan to enter the growing Chinese market for medical IT products and services.

o Also in November 2002, the Company announced that Arun Menawat, the President and Chief Operating Officer, would not be standing for reelection as a director at the Company's Annual General Meeting held on November 26, 2002 and that he was relinquishing his position as an officer of the Company.

o On November 27, 2002, the Company announced the signing of a major cooperative agreement with Dr. H. K. Huang of Hong Kong Polytechnic University to deploy its Picture Archiving and Communications System ("PACS"). The agreement represents an important step in Cedara establishing itself in China, a major growth market.

o On November 28, 2002, the Company announced that it had entered into an agreement with the B-Soft Group to market Cedara's PACS family of products in China. Acknowledged as one of China's top Hospital Information Systems
     (HIS) companies, B-Soft has a major customer base of 700 hospitals.

o On December 13, 2002, the Company announced that it had signed a contract to supply its I-Acquire (TM) software to Beijing WanDong Medical Equipment Co., one of China's largest X-ray equipment manufacturers. The contract allows WanDong to deploy Cedara's I-Acquire software in its new digital radiography product.

o On December 19, 2002, the Company announced that it had entered into an agreement to supply Instrumentarium Imaging with a customized version of its Cedara I-Acquire/MG digital acquisition (TM) software to be used in Instrumentarium's Diamond Full Field Digital Mammography (FFDM) system.


Significant events and actions subsequent to quarter end:

o On January 16, 2003, the Company repaid a US$0.65 million short-term promissory note to Analogic Corporation, its largest shareholder.


Forward-Looking Statements


Certain statements contained in the unaudited Consolidated Interim Financial Statements and Notes, and this Management Discussion and Analysis, constitute forward-looking statements. These include statements about management's expectations, beliefs, intentions or strategies for the future, which are indicated by words such as "anticipate, intend, believe, estimate, forecast and expect" and similar words. All forward-looking statements reflect management's current views with respect to future events and are subject to certain risks and uncertainties and assumptions that have been made. Important factors that could cause actual results, performance or achievements to be materially different from those expressed or implied by these forward-looking statements include:

o    Adverse consequences of financial leverage,
o    Ability to service debt,
o    Continued acceptance of Cedara's products,
o    Intense competition,
o    Rapid technological change,
o    Dependence on key customers,
o    Dependence on key personnel,
o    Dependence on intellectual property rights,
o    Risks relating to product defects and product liability,
o    Risks related to international operations,

and other risks detailed from time to time in other continuous disclosure filings of the Company. If one or more of these risks or uncertainties materialize, or if assumptions underlying the forward-looking statements prove incorrect, actual results could vary materially from those that are expressed or implied by these forward-looking statements.


RESULTS OF OPERATIONS

Revenue by Product Category

----------------------- -------------------------- ------------------------- --------------------------

                           Three Months Ended             Six Months                 Variance
                               December 31            Ended December 31         Increase/(Decrease)
                               -----------            -----------------         -------------------
                                                                             Three
                            2002          2001        2002        2001       Months      Six Months
----------------------- -------------- ----------- ------------ ---------- ------------ -------------
Software licenses            3.4           6.9          5.1        12.7        (51%)          (60%)
Engineering services         3.5           3.7          7.3         9.0         (4%)          (19%)
Services and other           1.3           0.9          2.2         1.1         48%           112%
----------------------- -------------- ----------- ------------ ------------ ------------ -------------
Total                       $8.2         $11.5        $14.6       $22.8        (28%)          (36%)
----------------------- -------------- ----------- ------------ ------------ ------------ -------------

Revenue was $8.2 million for the three months ended December 31, 2002, compared with $11.5 million for the three months ended December 31, 2001, a decrease of $3.3 million, or 28%. Compared with the immediately preceding quarter ended September 30, 2002, revenue increased by $1.9 million, or 30%. For the six months ended December 31, 2002, revenue was $14.6 million compared with $22.8 million in the comparable six-month period of the prior year, a decline of $8.2 million or 36%. The decline in revenue was due primarily to lower software license revenue. Software license revenue decreased 51% to $3.4 million for the second quarter of fiscal 2003 from $6.9 million for the same period last year. For the six months ended December 31, 2002, software license revenue declined by 60% to $5.1 million from $12.7 million for the six months ended December 31, 2001. The decrease in software license revenue for the quarter and year to date was due to a temporary inventory overhang of software licenses held by customers resulting primarily from Cedara's bulk sales of licenses in the preceding fiscal year. These customers are still deploying the licenses purchased in fiscal 2002 and will have to continue to work these higher than normal inventory levels out of their systems before a normal flow of orders resumes.

Compared with the immediately preceding quarter ended September 30, 2002, software license revenue increased by 100% or $1.7 million.

Engineering services revenue decreased 4% to $3.5 million for the three months ended December 31, 2002 compared to $3.7 million for the three months ended December 31, 2001. Engineering services revenue decreased 19% to $7.3 million for the six months ended December 31, 2002 compared to $9.0 million for the same period last year. The decline in engineering services revenue for the three months and six months ended December 31, 2002 was due to two major custom engineering contracts that were completed part way through the second quarter of last year. These contracts contributed revenue of $2.2 million in the first quarter of the previous year, and the absence of revenue from these major contracts during the first quarter of fiscal 2003 was partially offset by revenue from three new smaller contracts, which commenced during the first quarter of fiscal 2003.

Services and other revenue increased 48% to $1.3 million, for the second quarter of fiscal 2003 from $0.9 million in the second quarter of fiscal 2002. For the six months ended December 31, 2002, services and other revenue increased 112% to $2.2 million from $1.1 million for the six months ended December 31, 2001. The increase in services and other revenue for the quarter and six months resulted from higher sales of ultrasound hardware systems and higher service and support contract revenue.

Gross Margin

The gross margin percentage decreased to 64% and 60% of revenue for the three and six months ended December 31, 2002, respectively, from 74% and 72% for the three and six months ended December 31, 2001, respectively. The decline in gross margin is primarily attributable to lower software license revenues on which Cedara earns higher margins. Revenue from software license fees comprised 41% and 35% of revenue for the three and six months ended December 31, 2002, respectively, compared with 60% and 56% of revenue for the three and six months ended December 31, 2001, respectively. The gross margin in the second quarter of fiscal 2003 of 64% represents an improvement compared with the 54% recorded in the immediately preceding quarter ended September 30, 2002, in which software license revenue comprised 27% of revenue.


Revenue by Geographic Region


-----------------------------------------------------------------------------------------------

                     Three Months Ended           Six Months                  Variance
                        December 31            Ended December 31         Increase/(Decrease)
                    ---------------------   -----------------------  ------------------------
                     2002          2001        2002         2001     Three Months  Six Months
---------------- -------------- ----------- ------------ ----------- ------------- ------------
United States         2.3           3.8          4.6         6.9       (39%)          (33%)
Europe                3.2           2.1          4.3         5.6        54%           (23%)
Asia                  2.7           5.6          5.7        10.3       (52%)          (45%)
---------------- -------------- ----------- ------------ ----------- ------------ -------------
Total                $8.2         $11.5        $14.6       $22.8       (28%)          (36%)
---------------- -------------- ----------- ------------ ----------- ------------ -------------

Revenue from the United States decreased by $1.5 million, or 39%, and $2.3 million, or 33%, for the three and six months ended December 31, 2002, respectively. The decline is due primarily to lower software license revenue described above, offset partially by an increase in services and other revenue.

Revenue from Europe for the three months ended December 31, 2002 increased by $1.1 million, or 54%, compared with the same period last year. For the six months ended December 31, 2002, revenue in Europe declined by $1.3 million, or 23%. The increase in revenue for the quarter ended December 31, 2002 is due to one customer who depleted their inventory of software licenses ordered in the first quarter of fiscal 2002 and re-ordered in the second quarter of fiscal 2003 while the decrease for the six months ended December 31, 2002 reflects the impact of the temporary inventory overhang of software licenses mentioned above.

Revenue from Asia decreased by $2.9 million, or 52%, and $4.6 million, or 45%, for the three and six months ended December 31, 2002, respectively. The decline is predominantly the result of lower engineering services revenue from the two contracts mentioned above.

Operating Expenses

Operating expenses decreased by $0.2 million, or 2%, during the quarter ended December 31, 2002 compared to the quarter ended December 31, 2001. For the first six months of fiscal 2003 operating expenses decreased by $1.5 million, or 9%, compared to the same period in the prior year. Excluding the impact of one-time severance costs, operating expenses were lower by $1.3 million, or 15%, and $3.1 million, or 18%, for the three and six months ended December 31, 2002, respectively.

During the current quarter ended December 31, 2002, the Company eliminated a layer of management - three vice president and two senior director positions - as part of the plan to streamline operations and increase efficiencies. Cedara also concluded a settlement agreement with Arun Menawat, previously President and Chief Operating Officer. To implement these changes, the Company incurred a one-time charge for severance costs in the second quarter of $1.5 million.

For the quarter ended December 31, 2002, general and administrative costs declined 15%, research and development costs were lower by 21%, and sales and marketing costs were down by 25% compared with the same period last year. For the first six months of fiscal 2003, general and administrative costs, research and development costs, and sales and marketing costs declined by 20%, 23%, and 23% respectively. The cost reductions were achieved through a reduction of staff from 306 at December 31, 2001 to 255 at December 31, 2002, a reduction of 51 staff, or 17%, combined with the management of expenditures in all areas.

Other charges increased by $0.4 million and $0.6 million for the three and six months ended December 31, 2002, respectively. The increase is due primarily to an increase in the bad debt provision and foreign exchange charges.

Depreciation and amortization decreased by $0.3 million and $0.6 million for the three and six months ended December 31, 2002, respectively. The decrease reflects an increase in the level of fully depreciated assets.

Interest Expense

Interest expense in the second quarter of fiscal 2003 of $0.4 million was $0.2 million higher than the same period last year. The higher interest expense in the second quarter reflects costs associated with the financing of accounts receivable. For the six months ended December 31, 2002, interest expense was $0.7 million compared with $1.4 million in the same period last year. The decline in interest expense reflects less financing of accounts receivable than occurred in the first six months of fiscal 2002.

Results of Discontinued Operations

There was no significant activity associated with discontinued operations during the three-month period ended December 31, 2002. Further details of discontinued operations can be found in note 3 to the unaudited Consolidated Interim Financial Statements.

Liquidity and Capital Resources

On August 27, 2002, Analogic Corporation, Cedara's largest shareholder with a 19% equity interest in the Company, agreed to increase the letter of credit that fully guarantees the Company's operating bank line by $3.0 million, which increases the Company's available borrowing capacity under the current operating line to $12.0 million. Analogic also agreed to extend the expiry date of the letter of credit to December 20, 2003. In addition to the $3.0 million operating bank line increase, Analogic has agreed to make an additional $2.0 million of financing available to the Company if required.

As of December 31, 2002, the Company's principal sources of liquidity consist of the bank credit facility of $12.0 million, the agreement by Analogic to provide additional financing of $2.0 million, and accounts receivable of $11.2 million.

As of December 31, 2002, the Company had negative working capital of $7.5 million compared with working capital of $0.6 million as of June 30, 2002, a decline of $8.1 million. The decline is due primarily to an increased draw on the Company's operating bank line of $3.8 million, increased accounts payable and accrued liabilities of $2.4 million, and the issuance of a $1.0 million short-term promissory note to Analogic Corporation. On October 18, 2002, the Company had issued a $1.0 million (US$0.65 million) short-term promissory note bearing interest at US prime to Analogic which was repaid January 16, 2003.

The Company's cash requirements in the short-term relate to the ongoing funding of its operations and the servicing of its debt.

Cash Flows

For the six-month period ended December 31, 2002, operations consumed cash of $5.9 million before working capital changes compared to cash provided by operations of $0.1 million before working capital changes for the first six months of fiscal 2002. The increase in cash used in operations before working capital changes over the prior period was due to a loss before interest, taxes, deprecation and amortization ("EBITDA") from continuing operations of $5.3 million for the six months ended December 31, 2002, which compares with positive EBITDA of $1.5 million for the same period last year. The Company was able to offset $3.0 million of the operating cash loss through managing working capital. The remaining $2.9 million was financed by the Company's operating bank line.

Financing activities provided cash of $4.9 million for the six months ended December 31, 2002, compared to cash used in financing activities of $3.3 million for the six months ended December 31, 2001. The source of cash in the first six months of fiscal 2003 was the increased draw on the bank operating line of $3.8 million and the issuance of a $1.0 million promissory note to Analogic Corporation. The net use of cash in the first six months of fiscal 2002 was due to the repayment of $5.0 million of notes payable in connection with the acquisition of Dicomit offset partially by the issuance of a $1.6 million promissory note to Analogic Corporation.

Cash used in investing activities for the six months ended December 31, 2002 of $0.8 million compared to cash provided by investing activities of $2.9 million for the six months ended December 31, 2001. The Company purchased capital assets totaling $1.0 million in the six months ended December 31, 2002, which includes leasehold improvements of $0.5 million associated with consolidating operations into one facility and entering into a $0.5 million enterprise agreement with Microsoft, which enables the Company to upgrade existing software to the latest version of the Microsoft XP-family of products. The Microsoft agreement includes future releases of new software versions over a three-year period, and standardizing the Company's development environment on the latest Microsoft development platform. Short-term investments of $3.0 million were liquidated during the six-month period ended December 31, 2001.

NASDAQ LISTING

On December 31, 2002 the Company's stock closed at US$0.45, which is below the Nasdaq required minimum trading price of US$1.00. The Company's stock is required to trade at or above US$1.00 for ten consecutive trading days at any time before February 18, 2003 to meet Nasdaq's minimum trading price requirement. As at February 3, 2003, the Company's stock had not met the minimum trading price requirement.

BUSINESS OUTLOOK

This outlook is based on current information available to the Company. The nature of the sales cycle and the size of major contracts makes accurate forecasting vulnerable to timing and other changes in sales contract negotiations. Consequently, lost or delayed sales can significantly impact upon quarterly and annual revenues and earnings.

o The Company reiterates its guidance for fiscal 2003 revenues of approximately $34 million to $37 million, down from $45.5 million in fiscal 2002. This decline reflects the residual impact of bulk sales of software licenses in fiscal 2002;

o The Company expects to be profitable and cash flow positive late in fiscal 2003 as customers work inventory excesses out of their systems and the Company's revenues increase;

o In fiscal 2004, when inventories and re-ordering of software licenses are anticipated to have reached more normal levels and trends, revenue is expected to rebound;

o It is anticipated that the Company's financial arrangements will be sufficient to support operations until positive cash-flows are generated in late fiscal 2003;

o The Company is planning to reduce costs on an annualized basis, excluding the impact of severance costs, by approximately $3.0 million. Cost reductions of approximately $2.0 million were implemented during the second quarter.


CEDARA SOFTWARE corp.

Consolidated Balance Sheets
(In thousands of Canadian dollars)

--------------------------------------------------------------------------------------------------------------
                                                                       December 31, 2002      June 30, 2002
--------------------------------------------------------------------------------------------------------------
                                                                        (unaudited)
Assets

Current assets:
     Restricted cash                                                    $         -       $       226
     Accounts receivable                                                     11,174            11,737
     Inventory                                                                  467               717
     Prepaid expenses and other assets                                          847               912
--------------------------------------------------------------------------------------------------------------
                                                                             12,488            13,592

Capital assets                                                                3,373             3,041
Deferred development costs                                                      616               897
Intangible assets                                                             1,162             1,892
Goodwill                                                                      9,053             9,053
--------------------------------------------------------------------------------------------------------------
                                                                        $    26,692        $   28,475
==============================================================================================================

Liabilities and Shareholders' Equity

Current liabilities:
     Bank indebtedness (note 2)                                         $     8,782        $    4,935
     Accounts payable and accrued liabilities                                 6,439             4,011
     Promissory note payable (note 8)                                         1,025                 -
     Current liabilities of discontinued operations (note 3)                  3,704             4,013
--------------------------------------------------------------------------------------------------------------
                                                                             19,950            12,959

Deferred revenue                                                                426               890
Convertible subordinated debentures                                           2,819             2,788
Non-current liabilities of discontinued operations (note 3)                       -               379

Shareholders' equity:
     Capital stock                                                          106,328           106,328
     Warrants                                                                 3,260             3,260
     Deficit                                                               (106,091)          (98,129)
--------------------------------------------------------------------------------------------------------------
                                                                              3,497            11,459
Subsequent event (note 8)
--------------------------------------------------------------------------------------------------------------
                                                                        $    26,692        $   28,475
==============================================================================================================

See accompanying notes to unaudited consolidated financial statements.

CEDARA SOFTWARE CORP.

Unaudited Consolidated Statements of Operations
(In thousands of Canadian dollars, except per share amounts)

-------------------------------------------------------------------------------------------------------------------
                                                                Three Months Ended        Six Months Ended
                                                                     December 31             December 31
                                                                 2002         2001        2002         2001
-------------------------------------------------------------------------------------------------------------------
Revenue                                                      $   8,249    $  11,469   $   14,582   $  22,763

Direct costs                                                     3,001        3,032        5,884       6,353
-------------------------------------------------------------------------------------------------------------------

Gross margin                                                     5,248        8,437        8,698      16,410

Expenses:
     Research and development                                    2,187        2,762        4,505       5,820
     Sales and marketing                                         1,343        1,780        2,375       3,071
     General and administration                                  2,151        2,537        4,297       5,398
     Severance costs                                             1,485          352        2,062         498
     Other charges                                                 683          257          772         133
     Amortization of intangible assets                             359          368          787         729
     Depreciation and amortization                                 588          908        1,208       1,855
-------------------------------------------------------------------------------------------------------------------
                                                                 8,796        8,964       16,006      17,504
-------------------------------------------------------------------------------------------------------------------

Loss before interest expense                                    (3,548)        (527)      (7,308)     (1,094)

Interest expense, net                                              380          151          654       1,395
-------------------------------------------------------------------------------------------------------------------

Loss from continuing operations                                 (3,928)        (678)      (7,962)     (2,489)

Income from discontinued operations (note 3)                         -        2,302            -       2,302
-------------------------------------------------------------------------------------------------------------------
Net Income (loss)                                            $  (3,928)   $   1,624   $   (7,962)  $    (187)
===================================================================================================================

Earnings (loss) per share from continuing operations (note 6):
     Basic                                                   $   (0.16)   $   (0.03)  $    (0.33)  $   (0.13)
     Diluted                                                 $   (0.16)   $   (0.03)  $    (0.33)  $   (0.13)

Earnings (loss) per share (note 6):
     Basic                                                   $   (0.16)   $    0.08   $    (0.33)  $   (0.01)
     Diluted                                                 $   (0.16)   $    0.08   $    (0.33)  $   (0.01)
===================================================================================================================

See accompanying notes to unaudited consolidated financial statements

CEDARA SOFTWARE corp.

Unaudited Consolidated Statements of Shareholders' Equity (In thousands of
Canadian dollars, except per share amounts)

------------------------------------- ---------------------------- ----------------------------- ------------------ --------------
                                              Common Shares                   Warrants                                   Total
                                      ----------------------------   -----------------------------                Shareholders'
                                         Number        Amount            Number          Amount       Deficit           equity
------------------------------------- ---------------- -----------   --------------  -------------  -------------- -------------
Balance, June 30, 2001                16,997,994       $ 87,315         605,636       $    3,260      $ (99,580)     $      (9,005)
Net loss for the period                        -              -               -              -             (187)            (187)
Issue of shares on
  Analogic financing                   4,000,000         11,843               -              -                -           11,843
Issue of shares on Cerner financing      200,000            238               -              -                -              238
Settlement of promissory notes
  with issue of shares                 1,400,000          3,500               -              -                -            3,500
Share issue costs                              -           (888)              -              -                -             (888)
------------------------------------- ---------------- ------------- ---------------- --------------- -------------- -------------
Balance, December 31, 2001            22,597,994       $ 102,008        605,636       $    3,260      $ (99,767)     $       5,501
===================================== ================ ============= ================ =============== ============== =============

Balance, June 30, 2002                24,157,621       $106,328         605,636       $    3,260      $ (98,129)     $     11,459
Net loss for the period                        -              -               -              -           (7,962)     ( 7,962)
------------------------------------- ---------------- ------------- ---------------- --------------- -------------- -------------
Balance, December 31, 2002            24,157,621       $106,328         605,636       $    3,260      $(106,091)     $       3,497
===================================== ================ ============= ================ =============== ============== =============


See accompanying notes to unaudited consolidated financial statements.

CEDARA SOFTWARE corp.


Unaudited Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)

-------------------------------------------------------------------------------------------------------------------
                                                                       Three Months Ended         Six Months Ended
                                                                           December 31                December 31
                                                                 ----------------------------------------------------
                                                                    2002            2001           2002         2001
-------------------------------------------------------------------------------------------------------------------
Cash provided by (used in):
Operating activities:
   Loss from continuing operations                            $   (3,928)         $  (678)    $  (7,962)   $  (2,489)
   Items not involving cash:
        Depreciation and amortization                                947            1,276         1,995        2,584
        Accretion of interest on convertible
            subordinated debentures                                   15                -            31            -
-------------------------------------------------------------------------------------------------------------------
                                                                  (2,966)             598        (5,936)          95
   Change in non-cash operating working capital:
        Accounts receivable                                          692            1,784         1,003        4,585
        Inventory                                                    271              (49)            6          (35)
        Prepaid expenses and other assets                            (41)             239            65          288
        Accounts payable and accrued liabilities                     751           (2,550)        2,400       (2,531)
        Deferred revenue                                             (66)          (3,406)         (464)       1,825
-------------------------------------------------------------------------------------------------------------------
                                                                   1,607           (3,982)        3,010        4,132
-------------------------------------------------------------------------------------------------------------------
                                                                  (1,359)          (3,384)       (2,926)       4,227
Financing activities:
   Increase (decrease) in bank indebtedness (note 7)                 634                -         3,847      (11,092)
   Issue of shares                                                     -              238             -       12,081
   Share issue costs                                                   -                -             -         (888)
   Decrease in notes payable                                           -                -             -       (5,000)
   Issue of promissory note payable (note 8)                       1,025            1,572         1,025        1,572
-------------------------------------------------------------------------------------------------------------------
                                                                   1,659            1,810         4,872       (3,327)
Investing activities:
   Decrease in short-term investments                                  -                -             -        3,000
   Decrease in restricted cash                                       163                -           226            -
   Additions to intangible assets                                    (24)             (45)          (57)         (76)
   Additions to capital assets                                       (86)             (20)       (1,014)         (31)
-------------------------------------------------------------------------------------------------------------------
                                                                      53              (65)         (845)       2,893
Effect of exchange rate changes on cash and cash equivalents         (33)              26          (252)        (349)
-------------------------------------------------------------------------------------------------------------------
Change in cash and cash equivalents from continuing
   operations                                                        320           (1,613)          849        3,444
Change in cash and cash equivalents from discontinued
   operations (note 3)                                              (320)            (989)         (849)        (833)
Cash and cash equivalents, beginning of period                         -            5,213             -            -
-------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                      $        -          $ 2,611     $       -    $   2,611
====================================================================================================================


====================================================================================================================
                                                                       Three Months Ended         Six Months Ended
Supplemental cash flow information                                         December 31               December 31
                                                                 ----------------------------------------------------
                                                                    2002            2001           2002         2001
-------------------------------------------------------------------------------------------------------------------
Cash paid for:
   Interest                                                   $     360           $  151      $     618    $   1,126
   Taxes                                                              9                9              9           18

Non-cash financing activities:
   Issue of shares in settlement of promissory notes          $       -           $3,500      $       -    $   3,500
====================================================================================================================


See accompanying notes to unaudited consolidated financial statements.

Cedara Software corp.

Unaudited Notes to Consolidated Financial Statements
(In thousands of Canadian dollars, except per share and per option amounts)

Six months ended December 31, 2002 and December 31, 2001

--------------------------------------------------------------------------------

1.       Significant accounting policies:

       The disclosures contained in these unaudited interim consolidated financial statements do not include all disclosures required under generally accepted accounting principles (GAAP) for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended June 30, 2002.

       The unaudited interim consolidated financial statements are based upon accounting policies consistent with those used and described in the annual consolidated financial statements, except as herein noted.

       In the opinion of management these unaudited interim consolidated financial statements include all adjustments, including normal recurring adjustments, necessary to present fairly the financial position of the Company as at December 31, 2002 and the results of its operations and its cash flows for the three and six months ended December 31, 2002 and 2001. Results for the three and six months ended December 31, 2002 are not necessarily indicative of the results to be expected for the entire year.

(a) Stock based compensation:

       Effective July 1, 2002, the Company adopted the provisions of the new Canadian Institute of Chartered Accountants Handbook Section 3870 ("CICA 3870"), "Stock-based Compensation and Other Stock-based Payments". As permitted by CICA 3870, the Company has applied this change prospectively for new awards granted on or after July 1, 2002. The Company has chosen to recognize no compensation cost when stock options are granted to employees and directors under stock option plans with no cash settlement features. However, stock and stock option awards granted to non-employees have been accounted for in accordance with the fair value method of accounting for stock-based compensation. The fair value of direct awards of stock are determined by the quoted market price of the Company's stock and the fair value of stock options are determined using the Black-Scholes option pricing model. In the periods prior to July 1, 2002, the Company recognized no compensation cost when stock options were issued to employees.

2.     Bank indebtedness:

       The Company has a $12,000 operating line of credit bearing interest at prime plus 1/2%. The operating line is secured by a general security agreement granting a first security interest in all of the Company's present and after-acquired property. Analogic Corporation has guaranteed the operating line by way of a letter of credit issued to the lender. The letter of credit automatically renews each year unless the lender is notified by Analogic at least 60 days prior to the December 20 expiry date. In addition to the letter of credit, Analogic has agreed to make available additional funding of $2,000 if required by the Company.

3.     Discontinued operations:


       The following summarizes the balance sheet, statement of operations and statement of cash flows information for the Company's discontinued operations:

===================================================================================================================
       Balance Sheet                                                 December 31, 2002                June 30, 2002
-------------------------------------------------------------------------------------------------------------------
       Current liabilities                                             $         3,704             $         4,013
       Non-current liabilities                                                       -                         379
-------------------------------------------------------------------------------------------------------------------
       Liabilities of discontinued operations                          $         3,704             $         4,392
===================================================================================================================


       Current and non-current liabilities of discontinued operations as at December 31, 2002 and June 30, 2002 represent primarily deferred acquisition payments totaling $3,549 and $4,170 respectively.

====================================================================================================================
                                                                     Three Months Ended          Six Months Ended
                                                                         December 31                December 31
                                                                 --------------------------  -----------------------
       Statement of Operations                                      2002            2001        2002         2001
-------------------------------------------------------------------------------------------  -----------------------
       Revenue                                                   $     -     $       193      $    -       $    420

       Loss from operations                                            -               -           -              -
       Gain on disposition of discontinued operations                  -           2,302           -          2,302
-------------------------------------------------------------------------------------------  -----------------------
       Income from discontinued operations                       $     -     $     2,302      $    -       $  2,302
====================================================================================================================

====================================================================================================================
                                                                       Three Months Ended         Six Months Ended
                                                                           December 31               December 31
                                                                 ---------------------------------------------------
       Statement of Cash Flows                                      2002            2001           2002         2001
---------------------------------------------------------------------------------------------------------------------
       Operating activities                                   $     (320)    $      (989)     $    (849)   $    (833)
       Financing activities                                            -               -              -            -
       Investing activities                                            -               -              -            -

---------------------------------------------------------------------------------------------------------------------
       Cash used in discontinued operations                   $     (320)    $      (989)     $    (849)   $    (833)
=====================================================================================================================

4. Segmented information and major customers:


       The Company is an independent software company that provides visualization technology currently to major healthcare Original Equipment Manufacturers ("OEMs") and Value Added Resellers ("VARs"). The sophisticated imaging capabilities of the Company's software products are focused on improving the quality of patient care through more accurate and productive diagnosis and treatment. The Company develops and markets software for the three phases of clinical workflow: diagnostic imaging, image management, and image guided therapy. Cedara's software is embedded in healthcare medical devices offered by world leaders in the healthcare industry. The Company generates revenue in three ways: by developing and licensing its software products to major healthcare OEMs and VARs; through funded development of custom software products for healthcare equipment manufacturers; and through service and support provided to its customers. The Company serves one industry segment; medical imaging and related information solutions.

       All of the Company's revenues are exports as follows:

======================================================================================================================
                                                                       Three Months Ended         Six Months Ended
                                                                           December 31               December 31
                                                                 ---------------------------  ------------------------
                                                                    2002            2001           2002         2001
--------------------------------------------------------------------------------------------  ------------------------
       Asia                                                     $  2,706        $  5,589      $   5,665    $   10,285
       United States                                               2,322           3,783          4,633         6,897
       Europe                                                      3,221           2,097          4,284         5,581
--------------------------------------------------------------------------------------------  ------------------------
                                                                $  8,249        $ 11,469      $  14,582    $   22,763
======================================================================================================================

       The following are product and service revenues of the Company:

=====================================================================================================================
                                                                     Three Months Ended          Six Months Ended
                                                                        December 31                December 31
                                                                 --------------------------  ------------------------
                                                                    2002            2001           2002         2001
-------------------------------------------------------------------------------------------  ------------------------
       Software licenses                                        $  3,400        $  6,899      $   5,097    $   12,696
       Engineering services                                        3,568           3,703          7,278         9,028
       Services and other                                          1,281             867          2,207         1,039
-------------------------------------------------------------------------------------------  ------------------------
                                                                $  8,249        $ 11,469      $  14,582    $   22,763
=====================================================================================================================

       All of the assets of continuing operations are located in North America. Revenues to customers that individually generate more than 10% of revenue are as follows:

=====================================================================================================================
                                                                       Three Months Ended         Six Months Ended
                                                                           December 31               December 31
                                                                 ----------------------------------------------------
                                                                    2002            2001           2002         2001
---------------------------------------------------------------------------------------------------------------------
       Customer A                                                    18%             15%            21%         18%
       Customer B                                                    32%             11%            25%         17%
       Customer C                                                      -             23%              -         18%
       Customer D                                                     2%             17%             5%         20%

=====================================================================================================================

5.     Stock based compensation:


       As of July 1, 2002 the Company adopted the provisions of CICA 3870. Under this new accounting pronouncement pro forma information regarding net income is required and has been determined as if the Company had accounted for its employee stock options granted after June 30, 2002 under the fair value method. The fair value for these options was estimated at the date of granting using a Black-Scholes Option Pricing Model with the following assumptions for the six months ended December 31, 2002: risk-free interest rate of 4.5%; dividend yield of 0%; a common share price volatility factor of 75%; and a weighted-average expected life of the options of 5 years. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. On a pro forma basis the Company's net loss would be increased by $118 and $161 for the three and six months ended December 31, 2002, respectively. As the impact of this adjustment is immaterial, basic and diluted loss-per-share figures would not have changed for the three and six months ended December 31, 2002. In the six months ended December 31, 2002, 1,470,806 options were granted at a weighted average price of $1.05 per option. The weighted average fair value of stock options granted during the six months ended December 31, 2002 was $0.674 per option.

6.       Earnings per share:


       The weighted average number of common shares outstanding is as follows:

====================================================================================================================
                                                                        Common Shares For         Common Shares For
-------------------------------------------------------------------------------------------------------------------
                                                                       Three Months Ended         Six Months Ended
-------------------------------------------------------------------------------------------------------------------
       December 31, 2002                                                    24,157,621               24,157,621
       December 31, 2001                                                    21,203,429               19,222,994
====================================================================================================================

7.     Cash flow:


       The Company has presented bank indebtedness as a financing activity on the unaudited Consolidated Statement of Cash Flows for the three and six months ended December 31, 2002. The prior period amounts have been conformed to this presentation.

8.     Promissory note payable:


       On October 18, 2002, the Company issued a US$650 short-term promissory note payable bearing interest at US prime to Analogic Corporation, which was repaid January 16, 2003.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.






                                         CEDARA SOFTWARE CORP.



Date:  February 11, 2003                 By:  /s/ Fraser Sinclair
                                              ---------------------------------
                                         Fraser Sinclair
                                         Chief Financial Officer and
                                         Corporate Secretary